Filed by Adaptimmune Therapeutics plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TCR2 Therapeutics Inc.

Commission File No.: 001-38811

This filing relates to the proposed merger of TCR2 Therapeutics Inc., a Delaware corporation (“TCR2”), with CM Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and an indirect wholly-owned subsidiary of Adaptimmune Therapeutics plc (“Adaptimmune”) a public limited company incorporated in England and Wales, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of March 5, 2023, by and among TCR2, Merger Sub, and Adaptimmune (the “Merger Agreement”).

FAQ

1.	What was announced?

•	Adaptimmune announced a strategic combination with TCR[2] aimed at creating a preeminent cell therapy company for solid tumors.

•	The combination brings together two highly complementary and patient-centric businesses to create new opportunities for our company – and for our employees.

•	Combining with TCR[2] will give us a stronger foundation to achieve our longstanding goal of bringing to cancer patients an innovative set of potentially curative therapies.

•	The transaction is currently expected to close in Q2 2023.

2.	Who is TCR[2]?

•	TCR² Therapeutics Inc. is a clinical-stage cell therapy company developing a pipeline of novel T cell therapies for patients suffering from solid tumors.

•	The company is focused on the discovery and development of product candidates against novel and complex targets utilizing its proprietary T cell receptor (TCR) Fusion Construct T cells (TRuC®-T cells).

•	The TRuC platform is designed to specifically recognize and kill cancer cells by harnessing signaling from the entire TCR, independent of human leukocyte antigens (HLA).

•	For more information about TCR², please visit www.tcr2.com.

3.	Why is Adaptimmune merging with TCR[2]?

•	As you know, focus and specialization are critical in the cell therapy space, and we believe the combined company will have the technologies and financial basis necessary to succeed in a very competitive and capital intensive space.

•	We will have a deep bench of cell therapy professionals, infrastructure and end-to-end capabilities that could be applied across an even broader portfolio of innovations, with a cash runway anticipated to extend into 2026.

•	Combining with TCR² will give us a stronger foundation to achieve our longstanding goal of bringing to cancer patients an innovative set of potentially curative therapies.

•	Overall, with the impressive capabilities from both organizations, we can reach even greater heights than we could have achieved on our own.

4.	What vote is required to approve the strategic combination?

•	A majority of the votes cast by holders of Adaptimmune’s issued ordinary shares at a duly convened and held general meeting of Adaptimmune, and the affirmative vote of the holders of a majority of the issued and outstanding shares of common stock of TCR².

5.	What is the voting agreement that was entered into concurrently with the Merger Agreement?

•	Adaptimmune and TCR[2] entered into voting and support agreements with certain shareholders of Adaptimmune and certain stockholders of TCR[2] where such shareholders and stockholders agree to, among other things, vote their shares in favor of the Merger Agreement and the strategic combination pursuant to the recommendations of their respective boards of directors.

•	As of March 8, 2023, the aggregate voting percentage of the Adaptimmune shareholders that entered into the voting and support agreements is approximately 11.8%.

•	As of March 8, 2023, the aggregate voting percentage of the TCR² stockholders that entered into the voting and support agreements is approximately 23.8%.

6.	Who will lead the combined company?

•	Following the close of the transaction, the combined company will be led by Adrian Rawcliffe, the current CEO of Adaptimmune.

•	Adrian is an industry veteran with over 20-years of experience in the biopharma industry, including at Adaptimmune and GSK, with a proven track record of driving innovation.

•	Additional members of the leadership team are expected to be announced at a later time.

•	Garry Menzel will be joining the Board of the combined company, along with two other directors from TCR2 to ensure continuity and representation of our many achievements.

7.	Where will the combined company be located? Will any facilities be shut down?

•	Until the transaction closes, both TCR[2] and Adaptimmune will remain in their current locations and continue to do business as usual.

•	Following the close of the transaction, the combined company will have a significant presence in the key United States cell therapy and innovation hubs of Philadelphia, PA, and Cambridge, MA, as well as Oxford/Stevenage in the United Kingdom. Many of you will have the opportunity to anchor that presence here in Kendall Square.

8.	What will be the name of the combined business?

•	Upon completion of the transaction, the company will be called Adaptimmune.

9.	When will the transaction close?

•	The merger is currently expected to close in Q2 2023, subject to approvals by Adaptimmune and TCR[2] shareholders and other closing conditions.

10.	Can I post on social media about this announcement?

•	It is important that you DO NOT post on social media about this announcement. Only authorized leaders at the company are permitted to discuss the transaction publicly, including on social media.

•	You can share Adaptimmune’s social posts from our official channels (those owned by Adaptimmune and operated by our corporate communications team), but please do not add any commentary to official posts that you choose to share.

•	You cannot engage beyond that, especially with third parties. This includes but is not limited to liking messages, responding to other users, or reposting content.

•	It is important that we speak with one voice and that you do not make any comments, including in response to media or investor inquiries.

11.	Who can I contact if I have more questions?

•	If you have questions or concerns beyond what is provided in the FAQ, please contact Juli P. Miller, Ph.D., VP, Corporate Affairs and Investor Relations, at Juli.Miller@adaptimmune.com.

•	We will continue to keep you updated on important developments as we move through the transaction process.

Forward-looking Statements

This communication relates to the proposed transaction pursuant to the terms of the Merger Agreement, by and among Adaptimmune, Merger Sub, and TCR2. This communication includes express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), about the proposed transaction between TCR2 and Adaptimmune and the operations of the combined company that involve risks and uncertainties relating to future events and the future performance of Adaptimmune and TCR2. Actual events or results may differ materially from these forward-looking statements. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “future,” “opportunity” “will likely result,” “target,” variations of such words, and similar expressions or negatives of these words are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Examples of such forward-looking statements include, but are not limited to, express or implied statements regarding: the business combination and related matters, including, but not limited to, satisfaction of closing conditions to the proposed transaction, prospective performance and opportunities with respect to Adaptimmune or TCR2, post-closing operations and the outlook for the companies’ businesses; Adaptimmune’s, TCR2’s or the combined company’s targets, plans, objectives or goals for future operations, including those related to Adaptimmune’s and TCR2’s product candidates, research and development, product candidate introductions and product candidate approvals as well as cooperation in relation thereto; projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures; future economic performance, future actions and outcome of contingencies such as legal proceedings; and the assumptions underlying or relating to such statements.

These statements are based on Adaptimmune’s and TCR2’s current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. A number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing for completion of the proposed transaction; uncertainties as to TCR2’s and/or Adaptimmune’s ability to obtain the approval of Adaptimmune’s shareholders or TCR2’s stockholders required to consummate the proposed transaction; the possibility that competing offers will be made by third parties; the occurrence of events that may give rise to a right of one or both of Adaptimmune and TCR2 to terminate the merger agreement; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived on a timely basis or at all, including the possibility that a governmental entity may prohibit, delay, or refuse to grant approval, if required, for the consummation of the proposed transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of consents or regulatory approvals or actions, if any; the possibility that the proposed transaction may not be completed in the time frame expected by Adaptimmune and TCR2, or at all; the risk that Adaptimmune and TCR2 may not realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the proposed transaction on relationships with Adaptimmune’s or TCR2’s employees, business or collaboration partners or governmental entities; the ability to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the proposed transaction; potential negative effects related to this announcement or the consummation of the proposed transaction on the market price of Adaptimmune’s American Depositary Shares or TCR2’s common stock and/or Adaptimmune’s or TCR2’s operating or financial results; uncertainties as to the long-term value of Adaptimmune’s American Depositary Shares (and the ordinary shares represented thereby), including the dilution caused by Adaptimmune’s issuance of additional American Depositary Shares (and the ordinary shares represented thereby) in connection with the proposed transaction; unknown liabilities related to Adaptimmune or TCR2; the nature, cost and outcome of any litigation and other legal proceedings involving Adaptimmune, TCR2 or their respective directors, including any legal proceedings related to the proposed transaction; risks related to global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations; potential delays or failures related to research and/or development of Adaptimmune’s or TCR2’s programs or product candidates; risks related to any loss of Adaptimmune’s or TCR2’s patents or other intellectual property rights; any interruptions of the supply chain for raw materials or manufacturing for Adaptimmune or TCR2’s product candidates, the nature, timing, cost and possible success and therapeutic applications of product candidates being developed by Adaptimmune, TCR2 and/or their respective collaborators or licensees; the extent to which the results from the research and development programs conducted by Adaptimmune, TCR2, and/or their respective collaborators or licensees may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; uncertainty of the utilization, market acceptance, and commercial success of Adaptimmune or TCR2’s product candidates, and the impact of studies (whether conducted by Adaptimmune, TCR2 or others and whether mandated or voluntary) on any of the foregoing; unexpected breaches or terminations with respect to Adaptimmune’s or TCR2’s material contracts or arrangements; risks related to competition for Adaptimmune’s or TCR2’s product candidates; Adaptimmune’s or TCR2’s ability to successfully develop or commercialize Adaptimmune’s or TCR2’s product candidates; Adaptimmune’s, TCR2’s, and their collaborators’ abilities to continue to conduct current and future developmental, preclinical and clinical programs; potential exposure to legal proceedings and investigations; risks related to changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing, development or commercialization of any of Adaptimmune’s or TCR2’s product candidates; unexpected increase in costs and expenses with respect to the potential transaction or Adaptimmune’s or TCR2’s business or operations; and risks and uncertainties related to epidemics, pandemics or other public health crises and their impact on Adaptimmune’s and TCR2’s respective businesses, operations, supply chain, patient enrollment and retention, preclinical and clinical trials, strategy, goals and anticipated milestones. While the foregoing list of factors presented here is considered representative, no list should be considered to be a complete statement of all potential risks and uncertainties. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. A more complete description of these and other material risks can be found in Adaptimmune’s and TCR2’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including Adaptimmune’s Annual Report on Form 10-K for the year ended December 31, 2022 and TCR2’s Annual Report on Form 10-K for the year ended December 31, 2021, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC, as well as, the Registration Statement on Form S-4 which includes the joint proxy statement of Adaptimmune and TCR2 that also constitutes the prospectus of Adaptimmune, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Adaptimmune’s shareholders and TCR2’s stockholders when it becomes available. Adaptimmune and TCR2 also plan to file other relevant documents with the SEC regarding the proposed transaction.

Any forward-looking statements speak only as of the date of this communication and are made based on the current beliefs and judgments of Adaptimmune’s and TCR2’s management, and the reader is cautioned not to rely on any forward-looking statements made by Adaptimmune or TCR2. Unless required by law, neither Adaptimmune nor TCR2 is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, including without limitation any financial projection or guidance, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to subscribe for, buy or sell or the solicitation of an offer to subscribe for, buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of, or offer to sell or buy, securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is for informational purposes only. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Adaptimmune and TCR2 expect to file with the SEC a Registration Statement on Form S-4. The Registration Statement on Form S-4 will include a document that serves as a prospectus of Adaptimmune and a joint proxy statement of Adaptimmune and TCR2, and each party may also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT ON FORM S-4, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN, IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, RELATED MATTERS AND THE PARTIES TO THE PROPOSED TRANSACTION.

You may obtain a free copy of the Registration Statement on Form S-4, joint proxy statement/prospectus and other relevant documents (if and when they become available) that are or will be filed with the SEC for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by TCR2 will be available free of charge on TCR2’s website at https://investors.tcr2.com/ or by contacting TCR2’s Investor Relations Department at https://investors.tcr2.com/contact-ir. Copies of the documents filed with the SEC by Adaptimmune will be available free of charge on Adaptimmune’s website at https://www.adaptimmune.com/investors-and-media/sec-filings or by contacting Adaptimmune’s Investor Relations Department at IR@adaptimmune.com.

Participants in the Solicitation

Adaptimmune, TCR2 and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Adaptimmune, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Adaptimmune’s proxy statement for its 2022 Annual General Meeting, which was filed with the SEC on April 21, 2022, the Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 6, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Information about the directors and executive officers of TCR2, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in TCR2’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on September 1, 2022, the Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 22, 2022, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Security holders, potential investors and other readers should read the joint proxy statement/prospectus, included in the Registration Statement on Form S-4 carefully when it becomes available before making any voting or investment decision. You may obtain free copies of these documents from Adaptimmune or TCR2 using the sources indicated above.